SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Tegna Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87901J105
(CUSIP Number)

August 8, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 19,858,825 shares
7 Sole Dispositive Power 0
8 Shared Dispositive Power 19,858,825 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,858,825 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable
13	Percent of Class Represented by Amount in Row (9) 9.2%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 19,858,825 shares
7 Sole Dispositive Power 0
8 Shared Dispositive Power 19,858,825 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,858,825 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.2%
12	Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a)	Name of Issuer
Tegna Inc.
(b)	Address of Issuer’s Principal Executive Offices
8350 Broad St., Suite 2000, Tysons, VA 22102

Item 2.

(a)	Name of Person Filing
Standard General L.P. Soohyung Kim
(b)	Address of Principal Business Office or, if none, Residence
Standard General L.P. Soohyung Kim 767 Fifth Avenue, 12th Floor New York, NY 10153
(c)	Citizenship
Standard General L.P. – Delaware Soohyung Kim – United States
(d)	Title of Class of Securities
Common Stock, $0.01 par value
(e)	CUSIP Number 87901J105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership **

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
Standard General L.P. – 19,858,825 shares Soohyung Kim – 19,858,825 shares
(b)	Percent of Class **
Standard General L.P. – 9.2% Soohyung Kim – 9.2%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote **
Standard General L.P. – 0 shares Soohyung Kim – 0 shares
	(ii)	shared power to vote or to direct the vote **
Standard General L.P. – 19,858,825 shares Soohyung Kim – 19,858,825 shares
	(iii)	Sole power to dispose or to direct the disposition of **
Standard General L.P. – 0 shares Soohyung Kim – 0 shares
	(iv)	shared power to dispose or to direct the disposition of **
Standard General L.P. – 19,858,825 shares Soohyung Kim – 19,858,825 shares

** The securities reported herein are beneficially owned by Standard General L.P. (“Standard General”) in its capacity as investment manager to private investment vehicles. Mr. Kim is a director of the general partner of the general partner of Standard General and Chief Investment Officer of Standard General, and in such capacities may be deemed to indirectly beneficially own the securities reported herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                August 14, 2019

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim